Exhibit 21.1

SUBSIDIARIES OF PETMED EXPRESS, INC.

PetMed Express, Inc. directly owns all of the outstanding interests in the following subsidiaries:

Southeastern Veterinary Exports, Inc., a Florida Corporation

First Image Marketing, Inc., a Florida Corporation

Global Veterinary Supply, Inc., a Florida Corporation

420 South Congress Avenue LLC, a Florida Limited Liability Company